UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM SD

Specialized Disclosure Form

AEGION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-35328	45-3117900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17988 Edison Avenue, Chesterfield, Missouri	63005
(Address of principal executive offices)	(Zip Code)

Mark A. Menghini, Senior Vice President and General Counsel, (636) 530-8000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Aegion Corporation (the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2019 through December 31, 2019.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is attached hereto as Exhibit 1.01 and is publicly available at the Company’s website, www.Aegion.com, by clicking “Investors” and “Financial News & Resources” and “SEC Filings.”

Item 1.02 Exhibit

The Conflict Minerals Report is attached as Exhibit 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AEGION CORPORATION

By:  /s/ Mark A. Menghini

Mark A. Menghini

Senior Vice President and General Counsel

Date: May 28, 2020